Navios Maritime Acquisition Corporation
Reports Financial Results for the Three and Six
Months ended June 30, 2010

•	Contemplated Transformational Acquisition of seven VLCCs for $587.0 million
•	Launching of Warrant Tender Program
•	Delivery of two LR1 Product Tankers

PIRAEUS, GREECE July 29, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the three and six months ended June 30, 2010.

2010 HIGHLIGHTS — RECENT DEVELOPMENTS

Contemplated Transformational Acquisition of Seven VLCCs for $587.0 million
 On July 19, 2010, Navios Acquisition announced that it has signed a securities purchase agreement which contemplates the acquisition of a fleet of seven VLCC tankers for an aggregate purchase price of $587.0 million. Navios Acquisitions intends to finance the acquisition as follows: $453.0 million with new debt financing, $123.0 million with cash and $11.0 million through the future issuance of Navios Acquisition shares. The final purchase price is subject to customary working capital adjustments, and consummation of the transaction is subject to a number of conditions, including third party consents. The transaction is anticipated to close in September of 2010.
Fleet Information
 Of the seven VLCC vessels being acquired, six are currently operating under long-term time charters to Asia-Pacific-based high quality shipping and petrochemical groups, including DOSCO (a wholly owned subsidiary of COSCO), a member of the Sinochem group, Formosa and SK Shipping. The seventh vessel is being constructed currently with delivery scheduled for June 2011.
The VLCC fleet has an average age of 8.6 years and a remaining charter-out term of 8.8 years with an average charter rate of $40,440 net per day. Five of the seven charters have a profit sharing mechanism which provides for potential upside.
— Annualized Base EBITDA (1) of $74.9 million
— Aggregate Base EBITDA (2) of $651.4 million
The fleet information of the 7 vessels is as follows:

				Net
				Charter
			Year	Rate ($		Expiration
Vessel	Type	DWT	Built	per day)		Date		Profit Share
Shinyo Splendor	VLCC	306,474	1993	38,019		5/18/2014		NO
Shinyo Navigator	VLCC	300,549	1996	42,705		12/18/2016		NO
C. Dream	VLCC	298,570	2000	29,625	(3)	3/15/2019		50% above $30,000
								40% above $40,000
Shinyo Ocean	VLCC	281,395	2001	38,400		01/10/2017		50% above $43,500
Shinyo Kannika	VLCC	287,175	2001	38,025		2/17/2017		50% above $44,000
								35% above $54,388
Shinyo Saowalak	VLCC	298,000	2010	48,153		6/15/2025	(4)	40% above $59,388
								50% above $69,388
Vessels to be Delivered
								35% above $54,388
N/B T3000-036	VLCC	298,000	Jun-11	48,153		6/15/2026	(4)	40% above $59,388
								50% above $69,388
Total		2,070,163

1.	Calculated by multiplying the average daily charter rate of the seven vessels by 355 operating days (net of assumed Opex of $10,000 per day calculated for 365 days). Calculations exclude profit sharing.

2.	Assumes Opex at $10,000 per day multiplied by 365 days escalating 3% annually. Calculations excluded profit sharing.

3.	Vessel sub chartered at $34,843/day over the next two years.

4.	Includes one year extension at the charterer’s option.
Time Charter Coverage
 After this transaction, Navios Acquisition will own 20 vessels and will have contracted 89.1% and 80.2% of its available days on a charter-out basis for 2010 and 2011, respectively.
Warrant Tender Program
 NNA is offering (the “Offer”) the holders of the 25,300,000 outstanding warrants issued in its initial public offering (“Public Warrants”) the limited time opportunity to acquire shares of common stock at a reduced exercise price. The Offer is coupled with a consent solicitation accelerating the ability of Navios Maritime Holdings Inc. (“Navios Holdings”) and its officers and directors to exercise certain warrants at the cash exercise price available to the Public Warrants during the Offer.

Under the terms of the Offer, holders of Public Warrants may exercise (1) on a cash basis, at an exercise price of $5.65 per share of Common Stock and (2) on a cashless basis, at an exchange rate of 4.25 Public Warrants for 1.0 share of Common Stock. A holder may use one or both methods in exercising all or a portion of its Public Warrants.
The Offer has several conditions, including that at least (1) 75% of the Public Warrants outstanding (18,975,000 Public Warrants) are properly exercised and (2) 15% of the Public Warrants outstanding (3,795,000 Public Warrants) are exercised on a cash basis. Both conditions, along with the other conditions, may be waived by Navios Acquisition at its discretion.
Upon consummation of the Offer, Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, will exercise the warrants that they own for cash for aggregate gross proceeds of $78,167,750.
The Offer commenced on Tuesday, July 27, 2010 and will continue for a period of twenty (20) business days, expiring on Monday, August 23, 2010 at 11:59 p.m., New York City time (the “Offer Period”). Upon termination of the Offer, the Public Warrants will expire according to their terms on June 25, 2013, subject to earlier redemption as outlined in terms of the Public Warrants.
Offers pursuant to the warrant tender program are made only through Navios Acquisition’s Registration Statement on Form F-3 (Registration No. 333-151707), into which this press release has been incorporated by reference and in conjunction with the related Schedule TO and the Offer to the holders of the Company’s publicly traded warrants to exercise such warrants on enhanced terms which is included as an exhibit to such Schedule TO.
Delivery of Colin Jacob and Ariadne Jacob
 On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of Colin Jacob and Ariadne Jacob, two LR1 Product tankers, acquired as part of the acquisition of 13 vessels described below, for $43.5 million each. Both vessels were built in 2007 and immediately commenced three year time charters at a rate of $17,000 net per day plus profit sharing. It is anticipated that these charters will generate aggregate base annual EBITDA of approximately $6.9 million, excluding any profit sharing.
Closing the acquisition of 13 vessels
 On June 1, 2010, Navios Acquisition announced the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million, of which $123.4 million is to be paid from existing cash and the $334.3 million balance with existing and new debt financing. In connection with the completion of the acquisition, Navios Acquisition reimbursed Navios Holdings for the initial equity payment of $38.8 million plus all associated payments previously made by Navios Holdings.
Exhibit I displays the “Core Fleet” profile of Navios Acquisition.
Financial Highlights

Expressed In ‘000 US dollars	June 30, 2010	December 31, 2009
Assets
Cash (including Restricted Cash)	$87,544	$87
Investments	—	251,493
Vessels, net	43,727	—
Deposits for Vessels Acquisition	172,071	—
Total Assets	308,797	251,636
Liabilities
Long Term Debt (Including Current portion)	$158,986	$—
Stockholder’s Equity	142,501	141,990
Book Capitalization	$301,487	$141,990
Net Debt/Book Capitalization	24%
Net Loss Q2	(2,309)
Net Loss H1	(2,607)

     As of June 30, 2010, Navios Acquisition has entered into the following credit facilities:
•	Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank, credit facility of up to $150.0 million will be used to partially finance the construction of two chemical tankers and four product tankers. As of June 30, 2010, the Company has drawn down $96.8 million.

•	DVB Bank SE and Fortis Bank, credit facility of up to $75.0 million will be used used to partially finance the construction of three product tankers. As of June 30, 2010, the Company has drawn down $36.2 million.

•	DVB Bank and Fortis Bank, credit facility of up to $52.0 million will be used to partially finance the acquisition of the two currently operating LR1 vessels. As of June 30, 2010, the Company has drawn down $26.0 million to partially finance the acquisition of Colin Jacob.
     As of June 30, 2010, approximately $159.0 million was drawn down under the credit facilities described above and the balance of approximately $118.0 remains to be drawn at various times during construction and upon delivery of the vessels described above.
Conference Call, Webcast and Presentation Details:
Call Date/Time: Thursday, July 29, 2010, at 9:00 am EDT
Call Title: Navios Acquisition Q2 2010 Financial Results Conference Call
US Dial In: +1.877.308.7226
International Dial In: +1.706.643.1525
Conference ID: 8534 3391
This call will be simultaneously Webcast at the following Web address:
http://www.videonewswire.com/event.asp?id=70294.
A supplemental slide presentation will be available on the Navios Acquisition website at http://www.navios-acquisition.com under the “Investors” section at 8:00 am EDT on the day of the call.
About Navios Maritime Acquisition Corporation
 Navios Maritime Acquisition Corporation (NYSE: NNA) (“Navios Acquisition”) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
 This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com

EXHIBIT I
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
Colin Jacob	LR1 Product Tanker	2007	74,671
Ariadne Jacob (1)	LR1 Product Tanker	2007	74,671
Vessels to be delivered

		Estimated
Vessel Name	Vessel Type	Delivery	Deadweight
TBN	Chemical Tanker	Q3 2010	25,000
TBN	Chemical Tanker	Q4 2010	25,000
TBN	LR1 Product Tanker	Q4 2011	75,000
TBN	LR1 Product Tanker	Q4 2011	75,000
TBN	MR2 Product Tanker	Q1 2012	50,000
TBN	MR2 Product Tanker	Q2 2012	50,000
TBN	MR2 Product Tanker	Q3 2012	50,000
TBN	MR2 Product Tanker	Q3 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000
Purchase Options

Vessel Name	Vessel Type	Estimated Delivery	Deadweight
TBN (2)	LR1 Product Tanker	Q4 2012	75,000
TBN (2)	LR1 Product Tanker	Q4 2012	75,000

(1)	Delivered in Navios Acquisition’ owned fleet on July 2, 2010.

(2)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel which expires in January 2011.